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                            January 4, 2024

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Amendment No. 19 to
Registration Statement on Form S-1
                                                            Filed December 27,
2023
                                                            File No. 333-264073

       Dear Kevin Britt:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 19 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   Where applicable
throughout your filing, please revise to provide updated disclosures for your most recently
completed fiscal year. As an example only, we note your disclosure on page 4 that customer
cancellations have had a negative impact on revenue growth during
                                                        2021 and 2022. Revise
to provide updated disclosures for the recently completed fiscal year, December 31,
2023.
   2.                                                   Please consider
updating your disclosures in regard to COVID-19.
 Kevin Britt
FirstName  LastNameKevin  Britt
Elate Group, Inc.
Comapany
January     NameElate Group, Inc.
        4, 2024
January
Page  2 4, 2024 Page 2
FirstName LastName
Capitalization, page 39

3. Please detail how you determined As Adjusted cash and additional paid in capital presented in the table as we are unable to reconcile the changes between the Actual and
         As Adjusted balances using offering information presented elsewhere within the registration statement.
Dilution, page 40

4. We note that the $4,517,983 of As adjusted net tangible book value per share after the offering as disclosed in your dilution table differs from the $4,467,983 As Adjusted total stockholders' equity as disclosed in your capitalization table. Please reconcile these two amounts and revise your disclosure as necessary.
Executive Compensation, page 73

5. Please revise to provide executive compensation disclosures for the most recently completed fiscal year ending December 31, 2023. Refer to Item 11(l) of Form S-1 and
         Item 402 of Regulation S-K.
       Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Peter Hogan, Esq.